ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-132747 Dated November 28, 2007

Return Optimization Securities

Enhanced Return Strategies for Moderate-Return Environments

UBS AG $•   Securities linked to the UBS Bloomberg Constant Maturity Commodity Index Excess Return due on or about June 30, 2009*

Investment Description

Return Optimization Securities (“ROS”) are securities issued by UBS AG (“UBS”) with returns linked to the performance of an index. ROS are designed to enhance index returns in a moderate-return environment – meaning an environment in which the index generally experiences moderate appreciation. If the Index Return (as defined below) is positive, at maturity you will receive your principal plus 3 times the Index Return, up to the Maximum Gain (as defined below), providing you with an opportunity to outperform the Index. If the Index Return is negative, at maturity you will receive your principal reduced by that negative Index Return. Investing in a ROS is subject to significant risks, including potential loss of principal, the limit on appreciation at maturity and the credit risk of UBS.

Features
☐	Potential to enhance returns in a moderate-return environment
☐	3x leverage up to the Maximum Gain on the ROS while maintaining 1-to-1 downside exposure at maturity

Key Dates*

Trade Date	December 21, 2007
Settlement Date**	December 31, 2007
Final Valuation Date	June 25, 2009
Maturity Date	June 30, 2009
**	We expect to deliver the Notes against payment for the Notes on the fifth business day following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in five business days (t+5), to specify alternative arrangements to prevent a failed settlement.
*	The securities are expected to price on or about December 21, 2007 and settle on or about December 31, 2007. In the event that we make any changes to the expected trade date and settlement date, the final valuation date and maturity date will be changed to ensure that the stated term of the securities remains the same.
Security Offerings

The securities offering is linked to the index set forth below and the return is capped at a specified maximum gain. The indicative Maximum Gain and the corresponding maximum payment at maturity are listed below. The actual Maximum Gain will be set on the trade date, which is expected to be on or about December 21, 2007. The performance of the offering will not depend on the performance of any other index or offering.

Offering	Index Symbol(1)	Multiplier	Maximum Gain(2)	Maximum Payment at Maturity per $10 Security	CUSIP	ISIN
ROS linked to UBS Bloomberg Constant Maturity Commodity Index (“CMCI”) Excess Return (the “Index”)	CMCIER	3x	25.00% to 27.00%	$12.50 to $12.70	902623438	US9026234388
(1)	Bloomberg L.P.
(2)	Actual Maximum Gain will be set on the trade date.

See “Additional Information about UBS and the ROS” on page 2. The ROS offered will have the terms specified in the ROS product supplement and accompanying prospectus, as supplemented by the Index supplement and this free writing prospectus. See “Key Risks” on page 4 and the more detailed “Risk Factors” beginning on page PS-9 of the ROS product supplement for risks related to an investment in the ROS. Your ROS do not guarantee any return of principal at maturity. A negative Index Return will result in a payment at maturity of less than $10 per ROS. You could lose all of your principal.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this document, or the accompanying ROS product supplement, Index supplement or prospectus. Any representation to the contrary is a criminal offense. The securities are not deposit liabilities of UBS AG and are not FDIC insured.

	Price to Public	Underwriting Discount	Proceeds to UBS AG
Per Security	100%	1.75%	98.25%
Total

UBS Financial Services Inc.	UBS Investment Bank

Additional Information about UBS and the ROS

UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the ROS, which we refer to as the “ROS product supplement”, and an Index supplement for various series of securities we may offer, including the ROS, which we refer to as the “Index supplement”) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC Web site is 0001114446. Alternatively, UBS will arrange to send you the prospectus, the ROS product supplement and the Index supplement if you so request by calling toll-free 800-657-9836.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Product supplement for ROS dated September 11, 2007: http://www.sec.gov/Archives/edgar/data/1114446/000139340107000123/v087400_69031-424b2.htm
♦	Index supplement dated August 27, 2007: http://www.sec.gov/Archives/edgar/data/1114446/ 000139340107000087/v085367_debtsec-prosup.htm
♦	Prospectus dated March 27, 2006: http://www.sec.gov/Archives/edgar/data/1114446/000095012306003728/y17280ae424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, “ROS” refers to each offering of Return Optimization Securities that are offered hereby, unless the context otherwise requires. Also, references to the “ROS product supplement” mean the UBS product supplement, dated September 11, 2007, references to the “Index supplement” mean the UBS Index supplement, dated August 27, 2007, and references to “accompanying prospectus” mean the UBS prospectus, dated March 27, 2006.

Investor Suitability

The securities may be suitable for you if:

♦	You believe that the Index will appreciate moderately—meaning that you believe the Index will appreciate over the term of the securities, although such appreciation is unlikely to exceed the indicative Maximum Gain at maturity
♦	You are willing to make an investment that is exposed to the full downside performance risk of the commodities comprising the Index (the “Index Commodities”)
♦	You do not seek current income from this investment
♦	You are willing to hold the securities to maturity, and are aware that there may be little or no secondary market for the securities
♦	You are willing to accept the risk of fluctuations in commodities prices in general and exchange-traded futures contracts on physical commodities traded on various international exchanges, in particular.

The securities may not be suitable for you if:

♦	You do not believe the Index will appreciate over the term of the securities, or you believe the Index will appreciate by more than the indicative Maximum Gain at maturity
♦	You are unwilling to make an investment that is exposed to the full downside performance risk of the Index, which could be substantial
♦	You seek an investment that is exposed to the full potential appreciation of the Index, without a cap on participation
♦	You seek current income from this investment
♦	You seek an investment for which there will be an active secondary market
♦	You are unable or unwilling to hold the securities to maturity
♦	You are not willing to accept the risk of fluctuations in commodities prices in general and exchange-traded futures contracts on physical commodities traded on various international exchanges, in particular.

Common Terms of ROS

Issuer	UBS AG, Jersey Branch
Issue Price	$10 per ROS
Term	18 months
Payment at Maturity(per $10)	If the Index Return is equal to or greater than the Maximum Gain, you will receive:
$10 + ($10 × Maximum Gain)
If the Index Return is positive but less than the Maximum Gain, you will receive:
$10 + ($10 × 3 × Index Return), up to the Maximum Gain
If the Index Return is zero or negative, you will receive:
$10 + ($10 × Index Return)
In this case, you may lose all or a substantial portion of your principal.
Index Return	Index Ending Level – Index Starting Level Index Starting Level
Index Starting Level	The closing level of the Index on the Trade Date
Index Ending Level	The closing level of the Index on the Final Valuation Date
Maximum Gain	25% to 27% (actual percentage to be determined on the trade date)

Determining Payment at Maturity per $10 Security

You will receive your principal reduced by the Index Return, calculated as follows:

$10 + ($10 × Index Return)

In this scenario, you could lose some or all of your principal depending on how much the Index declines

Key Risks

An investment in any offering of ROS involves significant risks. Some of the risks that apply to each offering of ROS are summarized here, but we urge you to read the more detailed explanation of risks relating to the ROS generally in the “Risk Factors” section of the ROS product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the ROS.

♦	Full market risk — You may lose some or all of your principal. The ROS do not guarantee any return of principal and are fully exposed to any decline in the level of the Index (as measured by the Index Return). For every 1% decline in the Index, you will lose 1% of your principal at maturity.
♦	No assurances of moderate-return environment — While the ROS are structured to provide enhanced returns in a moderate-return environment, we cannot assure you of the economic environment during the term or at maturity of your ROS.
♦	Maximum return — Your appreciation potential is limited to the Maximum Gain even if the Index Return is greater than the Maximum Gain.
♦	Credit of issuer — An investment in the ROS is subject to the credit risk of UBS, and the actual and perceived creditworthiness of UBS may affect the market value of the ROS.
♦	No interest payments or income from the ROS – You will not receive any interest payments during the term of the ROS.
♦	ROS not the same as the Index — Owning the ROS is not the same as owning the Index Commodities or a security directly linked to the performance of the Index.
♦	Limited liquidity — The ROS will not be listed and there will not be an active secondary trading market.
♦	Price prior to maturity — The market price for the ROS will be influenced by many unpredictable and interrelated factors, including the level of the Index; the market price of the Index Commodities or exchange-traded futures contracts on the Index Commodities; the volatility of the Index; the composition of the Index; the time remaining to the maturity of the ROS; the supply and demand for the ROS; interest rates in the markets in general; geopolitical conditions and economic, financial, political, regulatory, judicial or other events; and the creditworthiness of UBS.
♦	Impact of fees on secondary market prices — Generally, the price of the ROS in the secondary market, if one develops, is likely to be lower than the $10 per ROS as valued on the issue date, since the issue price includes, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the ROS.
♦	Potential impact of UBS activity on price — Trading or transactions by UBS or its affiliates in the Index Commodities, or in futures, options, exchange-traded funds or other derivative products on the Index Commodities, may adversely affect the market value of the Index Commodities, the level of the Index, and, therefore, the market value of the offering of ROS.
♦	Potential conflict of interest — UBS and its affiliates may engage in trading activities related to the Index and Index Commodities, which may present a conflict between the obligations of UBS and you, as a holder of the ROS. In addition, the calculation agent, UBS Securities LLC, is an affiliate of UBS and will, among other things, decide the amount of the return paid out to you on the ROS at maturity. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting Index Commodities or the Index has occurred or is continuing on the day when the calculation agent will determine the Index Ending Level. This determination may, in turn, depend on the calculation agent’s judgment whether the event has materially interfered with our ability to unwind our hedge positions. Since these determinations by the calculation agent may affect the market value of the Notes, the calculation agent may have a conflict of interest if it needs to make any such decision.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the ROS. Any such research, opinions or recommendations could affect the value of the Index or the Index Commodities and, therefore, the market value of the offering of ROS.
♦	Uncertain tax treatment — Significant aspects of the tax treatment of the ROS are uncertain. You should consult your own tax advisor about your own tax situation before investing in the ROS.

Risks Specific to the CMCI Excess Return

Changes that affect the composition and calculation of the Index will affect the market value of the ROS and the amount you will receive at maturity.

The Index is overseen and managed by the CMCI Governance Committee, in consultation with the CMCI Advisory Committee (the CMCI Governance Committee and the CMCI Advisory Committee together the “Index Committees”). The Index Committees have a significant degree of discretion, subject to ratification by UBS and Bloomberg L.P. (the “Index Sponsors”), regarding the composition and methodology of the Index, including additions, deletions and the weightings of the Index Commodities, all of which could affect the Index and, therefore, could affect the amount payable on the ROS at maturity and the market value of the ROS prior to maturity. The Index Committees do not have any obligation to take the needs of any parties to transactions involving the Index, including the holders of the ROS, into consideration when re-weighting or making any other changes to the Index.

Furthermore, the bi-annual composition of the Index will be calculated in reliance upon historic price, liquidity and production data that are subject to potential errors in data sources or errors that may affect the weighting of components of the Index. Any discrepancies that require revision are not applied retroactively but will be reflected only in prospective weighting calculations of the Index for the following year. Also, not every discrepancy may be discovered.

The amount payable on the ROS and their market value could also be affected if UBS, in its sole discretion, discontinues or suspends calculation of the Index or the Index Sponsors, in their sole discretion, suspend publication of the Index, in which case it may become difficult to determine the market value of the ROS. If events such as these occur, or if the Index Starting Level or the Index Ending Level are not available because of a market disruption event or for any other reason, the calculation agent — which will initially be UBS Securities LLC, an affiliate of UBS — will make a good faith estimate in its sole discretion of the Index Ending Level that would have prevailed in the absence of the market disruption event. If the calculation agent determines that the publication of the Index is discontinued and that there is no successor index on the date when the Index Ending Level is required to be determined, the calculation agent will instead make a good faith estimate in its sole discretion of the Index Ending Level by reference to a group of physical commodities, exchange-traded futures contracts on physical commodities or indexes and a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the Index.

Suspension or disruptions of market trading in the commodity and related futures markets may adversely affect the value of your ROS.

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price”. Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the level of the Index and, therefore, the value of your ROS.

Higher future prices of the Index Commodities relative to their current prices may decrease the amount payable at maturity.

The Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that comprise the Index approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced by a contract for delivery in November. This process is referred to as “rolling”. If the market for these contracts is (putting aside other considerations) in “backwardation”, where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield”. While many of the contracts included in the Index have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times. Moreover, certain of the commodities included in the Index, such as gold, have historically traded in “contango” markets. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The absence of backwardation in the commodity markets could result in negative “roll yields,” which could adversely affect the value of the Index and, accordingly, adversely affect the market value of your ROS.

Commodity prices may change unpredictably, affecting the Index level and the value of your ROS in unforeseeable ways.

Trading in futures contracts associated with the Index Commodities is speculative and can be extremely volatile. Market prices of the Index Commodities may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; technological developments and changes in interest rates. These factors may affect the level of the Index and the value of your ROS in varying ways, and different factors may cause the value of different commodities included in the Index, and the volatilities of their prices, to move in inconsistent directions at inconsistent rates.

The Index will include futures contracts on foreign exchanges that are less regulated than U.S. markets and are subject to risks that do not always apply to U.S. markets.

The Index will include futures contracts on physical commodities on exchanges located outside the United States. The regulations of the Commodity Futures Trading Commission do not apply to trading on foreign exchanges, and trading on foreign exchanges may involve different and greater risks than trading on United States exchanges. Certain foreign markets may be more susceptible to disruption than United States exchanges due to the lack of a government-regulated clearinghouse system. Trading on foreign exchanges also involves certain other risks that are not applicable to trading on United States exchanges. Those risks include varying exchange rates, exchange controls, expropriation, burdensome or confiscatory taxation, moratoriums, and political or diplomatic events.

It will also likely be more costly and difficult for the Index Committees to enforce the laws or regulations of a foreign country or exchange, and it is possible that the foreign country or exchange may not have laws or regulations which adequately protect the rights and interests of investors in the Index.

There are uncertainties regarding the Index because of its limited performance history.

The Index was launched on January 29, 2007. While the Index is intended to represent a benchmark for commodities investments, the methodology used to achieve this benchmarking has a limited history in its application. It therefore cannot be determined at this point whether, or the extent to which, the Index will serve as an adequate benchmark for the performance of the commodities market. In practice it is uncertain how successful the Index Committees will be in achieving their goal of maintaining an appropriate benchmark.

The return on the ROS will not be adjusted for changes in exchange rates that might affect the futures contracts underlying the Index which are quoted in foreign currencies.

Although some of the futures contracts which comprise the Index are traded in currencies other than U.S. dollars, and the ROS are denominated in U.S. dollars, the amount payable on the ROS at maturity will not be adjusted for changes in the exchange rate between the U.S. dollar and each of the currencies upon which the futures contracts comprising the Index are quoted. Changes in exchange rates, however, may reflect changes in various non-U.S. economies that in turn may affect the return on the ROS. The amount we pay in respect of the ROS on the maturity date will be based solely upon the Index Return.

Prolonged decline in value in energy oriented materials would have a negative impact on the level of the Index and the value of your ROS.

Approximately 33% of the component commodities on the Index are energy oriented, including approximately 20% in crude oil. Accordingly, a decline in value in such raw materials would adversely affect the level of the Index and the value of your ROS. Technological advances or the discovery of new oil reserves could lead to increases in world wide production of oil and corresponding decreases in the price of crude oil. In addition, further development and commercial exploitation of alternative energy sources, including solar, wind or geothermal energy, could lessen the demand for crude oil products and result in lower prices. Absent amendment of the Index to lessen or eliminate the concentration of existing energy contracts in the Index or to broaden the Index to account for such developments, the level of the Index and the value of your ROS could decline as a result.

UBS’ involvement in the Index Committees may conflict with your interest as a holder of the ROS.

UBS nominates members of the Index Committees. Consequently, UBS will be involved in the composition and management of the Index including additions, deletions and the weightings of the Index Commodities or exchange-traded futures contracts on the Index Commodities, all of which could affect the level of the Index and, therefore, could affect the amount payable on the ROS at maturity and the market value of the ROS prior to maturity. Due to its influence on determinations of the Index Committees, which may affect the market value of the ROS, UBS, as issuer of the ROS, may have a conflict of interest if it participates in or influences such determinations.

The Index Committees may be required to replace a component.

If, for any reason, one of the Index components ceases to exist or liquidity collapses to abnormal levels, or any other similar event with similar consequences as determined in the discretion of the Index Committees occurs, the CMCI Advisory Committee will call an exceptional meeting to assess the situation Risk Factors and, together with the CMCI Governance Committee, come out with a replacement for the component or for a change in weighting. The replacement of a component or a change in weighting may have an adverse impact on the value of the Index.

The ROS are linked to the UBS Bloomberg Constant Maturity Commodity Index Excess Return, not the UBS Bloomberg Constant Maturity Commodity Index Total Return.

The ROS are linked to the UBS Bloomberg Constant Maturity Commodity Index Excess Return, which reflects the returns that are potentially available through an unleveraged investment in the futures contracts on physical commodities comprising the Index. The UBS Bloomberg Constant Maturity Commodity Index Total Return is a “total return” index which, in addition to reflecting those returns, also reflects interest that could be earned on cash collateral invested in 3-month U.S. Treasury bills. Because the ROS are linked to the UBS Bloomberg Constant Maturity Commodity Index Excess Return, the return on the ROS will not include the total return feature of the UBS Bloomberg Constant Maturity Commodity Index Total Return. The term “Excess Return” in the title of the Index is not intended to suggest that the performance of the Index at any time or the return on your ROS will be positive or that the Index is designed to exceed a particular benchmark.

The UBS Bloomberg Constant Maturity Commodity Index Excess Return

The following information on the UBS Bloomberg Constant Maturity Commodity Index provided in this document should be read together with the discussion under the heading “Underlying Indices and Underlying Index Publishers – UBS Bloomberg Constant Maturity Commodity Index” beginning on page IS-19 of the Index supplement.

Set forth below is a current list of the commodity futures contracts comprising the Index, together with their respective symbols, exchanges and individual tenor weights, as of November 27, 2007:

Component/ Quoted SCM	Code	Exchange/ Platform	3M	6M	1Y	2Y	3Y	Total Individual Commodity Target Weights*
WTI Crude Oil	CL	NYMEX	4.00%	1.37%	1.26%	0.95%	0.62%	8.20%
WTI Crude Oil	EN	ICE	1.94%	0.52%	0.44%	0.33%	0.25%	3.48%
Brent Crude Oil	LCO	ICE	2.94%	0.93%	0.66%	0.46%	0.32%	5.32%
Heating oil	HO	NYMEX	1.76%	0.63%	0.40%	—	—	2.79%
Gasoil	LGO	ICE	1.84%	0.68%	0.50%	—	—	3.03%
RBOB Gasoline	RB	NYMEX	1.79%	0.73%	—	—	—	2.53%
Natural Gas	NG	NYMEX	3.01%	1.72%	1.50%	1.01%	0.68%	7.93%
LME Copper	MCU	LME	5.35%	2.05%	2.08%	1.54%	1.09%	12.12%
LME Zinc	MZN	LME	1.82%	0.60%	0.62%	—	—	3.04%
LME Aluminium	MAL	LME	4.14%	1.51%	1.71%	1.56%	1.26%	10.17%
LME Nickel	MNI	LME	1.65%	0.48%	0.46%	—	—	2.58%
LME Lead	MPB	LME	0.54%	0.17%	0.13%	—	—	0.84%
Gold	GC	COMEX	2.24%	0.56%	0.39%	0.27%	0.22%	3.68%
Silver	SI	COMEX	0.51%	0.13%	0.10%	0.06%	0.05%	0.84%
SRW Wheat	W	CBOT	1.62%	0.74%	0.54%	—	—	2.91%
HRW Wheat	KW	KCBOT	0.88%	0.44%	0.29%	—	—	1.61%
Corn	C	CBOT	2.63%	1.51%	1.04%	—	—	5.18%
Soybeans	S	CBOT	2.06%	1.51%	1.03%	—	—	4.60%
Soybeans Meal	SM	CBOT	0.95%	0.55%	—	—	—	1.50%
Soybean Oil	BO	CBOT	0.81%	0.44%	—	—	—	1.25%
Sugar #11	SB	NCBOT	2.64%	0.77%	0.66%	—	—	4.07%
Sugar #5	LSU	EN	2.00%	1.06%	—	—	—	3.07%
Cocoa	LCC	EN	0.39%	0.26%	0.17%	—	—	0.82%
Coffee “C” Arabica	KC	NYBOT	0.99%	0.35%	0.19%	—	—	1.54%
Cotton	CT	NYBOT	1.17%	0.49%	0.24%	—	—	1.90%
F.C. Orange Juice (A)	OJ	NYBOT	0.67%	—	—	—	—	0.67%
Live Cattle	LC	CME	1.69%	0.81%	—	—	—	2.50%
Lean Hogs	LH	CME	1.34%	0.53%	—	—	—	1.87%

Total			53.37%	21.53%	14.41%	6.19%	4.50%	100.00%

Source: UBS Investment Bank, CMCI Advisory Committee, CMCI Advisory Committee.

*	Weights across maturities are determined based on the relative liquidity of the underlying futures contracts. See “ — Continuous Rolling of Contracts” on page IS-21.

The weights of the Index tenors (maturities) are as follows*:

*	The bars represent cumulative tenor weights of all 28 futures contracts for each constant maturity.

The commodity sectors included in the Index as of November 27, 2007, and their initial relative weights, are as follows:

Target Weights

Historical Closing Levels of the Index

Any historical upward or downward trend in the value of the Index during any period shown below is not an indication that the value of the Index is more or less likely to increase or decrease at any time during the term of the securities. The historical Index levels do not give an indication of future performance of the Index. UBS cannot make any assurance that the future performance of the Index or the Index Commodities will result in holders of the securities receiving a positive return on their investment. The closing level of the Index on November 27, 2007 was 1204.78. The actual Index Starting Level will be the closing level of the Index on the trade date.

The table below shows the performance of the Index from December 31, 1997 through November 27, 2007.

CMCI Pro Forma Results for the period from December 31, 1997 through November 27, 2007
Year	Ending Level	Annual Return
1997	413.87
1998	302.83	-26.83%
1999	365.13	20.57%
2000	436.74	19.61%
2001	360.42	-17.47%
2002	429.22	19.09%
2003	543.76	26.69%
2004	686.67	26.28%
2005	918.63	33.78%
2006	1054.75	14.82%
2007	1204.78	14.22%

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

The table below shows the performance of the Index from July 31, 1998 through November 27, 2007 in comparison with three traditional commodities indices: the Goldman Sachs Commodity Index (GSCI®) Excess Return, Dow Jones-AIG Commodity IndexSM Excess Return and Rogers International Commodity Index® Excess Return. As the CMCI Excess Return was only launched on January 29, 2007, all historical data contained in the following tables and graphs that relates to the period prior to such date was derived by applying the Index’s calculation methodology to historical prices of the Index Commodities.

	Pro Forma and Historical Results for the period from July 31, 1998 through November 27, 2007
	CMCI Excess Return	S&P GSCI Excess Return	DJAIG Excess Return	Rogers Excess Return
Total Return	246.93%	130.59%	100.95%	228.98%
Annualized Return	14.27%	9.37%	7.77%	13.62%
Annual Volatility	12.13%	21.95%	14.82%	16.58%
Sharpe Ratio	0.88	0.26	0.28	0.60

The graph below illustrates the performance of the Index from 7/31/1998 to 11/27/07 in comparison to the S&P GSCI Excess Return Index (GSCI®), the Dow Jones-AIG Commodity IndexSM Excess Return, and the Rogers International Commodity Index® Excess Return. The data for the CMCI Excess Return is derived by using the Index’s calculation methodology with historical prices.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Scenario Analysis at Maturity, Maximum Gain of 25% to 27% (to be determined on the trade date)

The following scenario analysis and examples assume a 26.00% Maximum Gain and a range of the Index performance from +40% to –40%. The actual Maximum Gain for each series will be set on the trade date.

Example 1—On the final valuation date, the Index closes 4% above the Index Starting Level. Since the Index Return is 4%, you will receive three times the Index Return, or a 12% total return, and the payment at maturity per $10 ROS will be calculated as follows: $10 + ($10 × 3 × 4%) = $10 + $1.20 = $11.20.

Example 2—On the final valuation date, the Index closes 20% above the Index Starting Level. Since 3x the Index Return of 20% is more than the Maximum Gain of 26.00%, you will receive the Maximum Gain of 26.00%, or $12.60 per ROS.

Example 3—On the final valuation date, the Index closes 20% below the Index Starting Level. Since the Index Return is –20% on the final valuation date, your investment will be fully exposed to the decline of the Index and your payment at maturity will be calculated as follows: $10 + ($10 × –20%) = $10 – $2.00 = $8.00 per ROS.

Example 4—On the final valuation date, the Index closes 40% below the Index Starting Level. Since the Index Return is –40% on the final valuation date, your investment will be fully exposed to the decline of the Index and your payment at maturity will be calculated as follows: $10 + ($10 × –40%) = $10 – $4.00 = $6.00 per ROS.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of September 30, 2007 (unaudited)	CHF	USD
	(in millions)
Debt
Debt issued(1)	422,254	362,705
Total Debt	422,254	362,705
Minority Interest(2)	6,160	5,291
Shareholders’ Equity	48,229	41,427
Total capitalization	476,643	409,424
(1)	Includes Money Market Paper and Medium Term Notes as per Balance Sheet position.
(2)	Includes Trust preferred securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.85897 (the exchange rate in effect as of September 30, 2007).

What are the Tax Consequences of the ROS?

The following is a general description of certain United States federal tax considerations relating to the ROS. It does not purport to be a complete analysis of all tax considerations relating to the ROS. Prospective purchasers of the ROS should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of the United States of acquiring, holding and disposing of the ROS and receiving payments of interest, principal and/or other amounts under the ROS. This summary is based upon the law as in effect on the date of this prospectus supplement and is subject to any change in law that may take effect after such date.

The discussion below supplements the discussion under “U.S. Tax Considerations” in the attached prospectus. This discussion applies to you only if you hold your ROS as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

a dealer in securities,

a trader in securities that elects to use a mark-to-market method of accounting for your ROS holdings,

a bank,

a life insurance company,

a tax-exempt organization,

a person that owns ROS as part of a straddle or a hedging or conversion transaction for tax purposes, or a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This discussion is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

If a partnership holds the ROS, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the ROS should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the ROS.

Except as otherwise noted under “Non-United States Holders” below, this discussion is only applicable to you if you are a United States holder. You are a United States holder if you are a beneficial owner of a ROS and you are: (i) a citizen or resident of the United States, (ii) a domestic corporation, (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

There is no authority that directly addresses the tax treatment of your ROS and thus the tax treatment of your ROS is uncertain. In the opinion of our counsel, Sullivan & Cromwell LLP, the ROS should be treated as a pre-paid derivative contract with respect to the Index and the terms of the ROS require you and us (in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary) to treat the ROS for all tax purposes in accordance with such characterization. If the ROS are so treated, you should recognize capital gain or loss upon the sale or maturity of your ROS in an amount equal to the difference between the amount you receive at such time and your tax basis in the ROS. In general, your tax basis in your ROS will be equal to the price you paid for it. Capital gain of a non-corporate United States holder is generally taxed at preferential rates where the property is held for more than one year. The deductibility of capital losses is subject to limitations. Your holding period for your ROS will generally begin on the date after the issue date (i.e., the settlement date) for your ROS and, if you hold your ROS until maturity, your holding period will generally include the maturity date.

Alternative Treatments. Alternatively, it is possible that the ROS could be treated as a debt instrument subject to the special tax rules governing contingent debt instruments. If the ROS are so treated, you would be required to accrue interest income over the term of your ROS based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your ROS. You would recognize gain or loss upon the sale or maturity of your ROS in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your ROS. In general, your adjusted basis in your ROS would be equal to the amount you paid for your ROS, increased by the amount of interest you previously accrued with respect to your ROS. Any gain you recognize upon the sale, redemption or maturity of your ROS would be ordinary income and any loss recognized by you at such time would be ordinary loss to the extent of interest you included in income in the current or previous taxable years in respect of your ROS, and thereafter, would be capital loss.

If the ROS are treated as a contingent debt instrument and you purchase your ROS in the secondary market at a price that is at a discount from, or in excess of, the adjusted issue price of the ROS, such excess or discount would not be subject to the generally applicable market discount or amortizable bond premium rules described in the accompanying prospectus but rather would be subject to special rules set forth in Treasury Regulations governing contingent debt instruments. Accordingly, if you purchase your ROS in the secondary market, you should consult your tax adviser as to the possible application of such rules to you.

It is also possible that the IRS could assert that your ROS should be subject to the “constructive ownership” rules set forth in Section 1260 of the Code. specifically, Section 1260 of the Code treats a taxpayer owning certain types of derivative positions in property as having “constructive ownership” in that property, with the result that all or a portion of the long-term capital gain recognized by such taxpayer with respect to the derivative position may be recharacterized as ordinary income. In addition, Section 1260 would impose an interest charge on the long-term capital gain that was recharacterized. Section 1260 in its current form would not apply to the ROS. However, Section 1260 authorizes the Treasury Department to promulgate regulations (possible with retroactive effect) to expand the application of the “constructive ownership” regime. There is no assurance that the Treasury Department will not promulgate regulations to apply the regime to the ROS. If Section 1260 were to apply to the ROS, you would be required to treat all or a portion of the long-term capital gain (if any) that you recognize on sale, exchange, maturity, or other taxable disposition of the ROS as ordinary income, but only to the extent such long-term capital gain exceeds the long-term capital gain that you would have recognized if you had made a direct investment in the future contracts that are included in the Index during the period in which you hold the ROS. It is possible that these rules could apply, for example, to recharacterize long-term capital gain on the ROS in whole or in part to the extent that a holder of the underlying forward contracts would have recognized short-term capital gain from the disposition of the index constituents upon a roll or rebalancing of the underlying index between the issue date for the ROS and the date of the disposition of the ROS.

Because of the absence of authority regarding the appropriate tax characterization of your ROS, it is possible that the IRS could seek to characterize your ROS in a manner that results in tax consequences to you that are different from those described above. For example, the IRS could possibly assert that (i) you should be treated as if you owned the underlying components of the Index, (ii) you should recognize taxable gain or loss upon a roll or rebalancing of the Index or (iii) you should be required to accrue interest income over the term of your ROS. You should consult your tax adviser as to the tax consequences of such characterizations and any possible alternative characterizations of your ROS for U.S. federal income tax purposes.

Treasury Regulations Requiring Disclosure of Reportable Transactions Treasury regulations require United States taxpayers to report certain transactions (“Reportable Transactions”) on Internal Revenue Service Form 8886. An investment in the ROS or a sale of the ROS should generally not be treated as a Reportable Transaction under current law, but it is possible that future legislation, regulations or administrative rulings could cause your investment in the ROS or a sale of the ROS to be treated as a Reportable Transaction. You should consult with your tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of ROS.

Backup Withholding and Information Reporting. If you are a noncorporate United States holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

payments of principal and interest on a ROS within the United States, including payments made by wire transfer from outside the United States to an account you maintain in the United States, and the payment of the proceeds from the sale of a ROS effected at a United States office of a broker.

Additionally, backup withholding will apply to such payments if you are a noncorporate United States holder that:

fails to provide an accurate taxpayer identification number,

is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or in certain circumstances, fails to comply with applicable certification requirements.

Payment of the proceeds from the sale of a ROS effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of a ROS that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

the proceeds are transferred to an account maintained by you in the United States,

the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of a ROS effected at a foreign office of a broker will be subject to information reporting if the broker is:

a United States person,

a controlled foreign corporation for United States tax purposes,

a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or a foreign partnership, if at any time during its tax year:

♦	one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or
♦	such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

Non-United States Holders. If you are not a United States holder, you will not be subject to United States withholding tax with respect to payments on your ROS but you will be subject to generally applicable information reporting and backup withholding requirements with respect to payments on your ROS unless you comply with certain certification and identification requirements as to your foreign status.

Structured Product Characterization

To help investors identify appropriate investment products (“structured products”), UBS organizes its structured products into four categories: Protection Strategies, Optimization Strategies, Performance Strategies and Leverage Strategies. The ROS are classified by UBS as an Optimization Strategy for this purpose. The description below is intended to describe generally the four categories of structured products and the types of protection that may be offered on those products. This description should not be relied upon as a description of any particular structured product.

♦	Protection Strategies are structured to provide investors with a high degree of principal protection at maturity, periodic coupons or a return at maturity with the potential to outperform traditional fixed income instruments. These structured products are designed for investors with low to moderate risk tolerances.
♦	Optimization Strategies are structured to optimize returns or yield within a specified range. These structured products are designed for investors with moderate to high risk tolerances. Optimization Solutions may be structured to provide no principal protection, partial protection, buffer protection or contingent protection.
♦	Performance Strategies are structured to be strategic alternatives to index funds or exchange traded funds or to allow efficient access to new markets. These structured products are designed for investors with moderate to high risk tolerances. Performance Solutions may be structured to provide no principal protection, partial protection, buffer protection or contingent protection.
♦	Leverage Strategies are structured to provide leveraged exposure to the performance of an underlying asset. These structured products are designed for investors with high risk tolerances.

“Partial protection”, if applicable, provides principal protection against a decline in the price or level of the underlying asset down to a specified threshold; investors will lose 1% of principal for every 1% decline in the price or level of the underlying asset below the specified threshold.

“Contingent protection”, if applicable, provides principal protection at maturity as long as the price or level of the underlying asset does not trade below a specified threshold; if the price or level of the asset declines below the specified threshold at any time during the term of the notes, all principal protection is lost and the investor will have full downside exposure to the price or level of the underlying asset. In order to benefit from any type of principal protection, investors must hold the security to maturity.

Classification of structured products into categories is not intended to guarantee particular results or performance.